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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  January 2018

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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GRUPO AEROPORTUARIO DEL PACIFICO ANNOUNCES

GUIDANCE FOR FULL YEAR 2018

Guadalajara, Jalisco, Mexico, January 16, 2018 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced today its guidance for the full year 2018.

Traffic	8% +- 1%
Aeronautical Revenue	12% +- 1%
Non-aeronautical Revenue	16% +- 1%
Total Revenue	13% +- 1%
EBITDA	11% +- 1%
EBITDA Margin	69% +- 1%
CAPEX	Ps. 2.6 billion

•	Passenger traffic projections are based on the consolidation of routes developed to date, estimates for occupancy load factors, projections for increases in frequencies and number of seats offered by the airlines.

•	Revenue increases are based on traffic performance, applicable passenger fees, contract terms and current commercial agreements, as well as the development of other activities.

•	The increase in cost of services reflects operating requirements needed to meet higher airport service demand, infrastructure expansions and service quality improvements, as well as the hiring of additional personnel for the operations, maintenance, security and cleaning departments.

•	CAPEX for GAP’s airports in Mexico will reach approximately Ps. 1.8 billion, of which around Ps. 1.0 billion will be allocated towards the Master Development Program, about Ps. 600 million will be for investments to be executed this year which were postponed in 2017 and will provide higher operational capacity, while approximately Ps. 200 million will be allocated towards commercial investments. Investments at the Montego Bay airport in Jamaica under the Capital Development Program will reach Ps. 800 million.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sánchez, Investor Relations Officer	i-advize Corporate Communications
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	Tel: 212 406 3691/94
Tel: 52 (33) 38801100 ext 20151	gap@i-advize.com
svillarreal@aeropuertosgap.com.mx
psanchez@aeropuertosgap.com.mx

* * *

These figures are based on the Company’s current expectations for domestic and international aeronautical industry growth in 2018, supported by GAP’s medium- and long-term strategy and business fundamentals.

These figures are estimates based on current assumptions that the Company’s management believes are reasonable. Many of the factors affecting these assumptions and the estimates on which they are based are outside of the Company’s control and are subject to change over the course of the year based on various external factors including, but not limited to, airline performance, domestic and international economic conditions and government regulations. Please refer to GAP’s annual report on Form 20-F for the year ended December 31, 2016, published in 2017, for a more extensive list of factors that could affect traffic, revenues and expenses.

Note: EBITDA (earnings before interest expense, income taxes, depreciation and amortization) is not a standardized measure of performance or financial condition under the accounting principles contained in International Financial Reporting Standards (“IFRS”). This measure is not comparable to measures used by other entities.

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MBJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date: January 16, 2018